FILED PURSUANT TO RULE 424(B)(3)

FILE NO. 333-240089

WHOLE EARTH BRANDS, INC.

SUPPLEMENT NO. 11 TO

PROSPECTUS DATED AUGUST 5, 2020

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 8, 2021

This prospectus supplement (this “Supplement No. 11”) is part of the prospectus of Whole Earth Brands, Inc. (the “Company”), dated August 5, 2020 (as amended from time to time, the “Prospectus”). This Supplement No. 11 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 11. Except to the extent that the information in this Supplement No. 11 modifies or supersedes the information contained in the Prospectus, this Supplement No. 11 should be read, and will be delivered, with the Prospectus. This Supplement No. 11 is not complete without, and may not be utilized except in connection with, the Prospectus.

The purpose of this Supplement No. 11 is to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (“SEC”) on February 8, 2021, which is attached hereto.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our common stock and warrants.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2021

Whole Earth Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 S. Wacker Drive

Suite 3150
Chicago, IL 60606

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 840-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FREE	The NASDAQ Stock Market LLC
Warrants to purchase one-half of one share of common stock	FREEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note.

As previously disclosed, on December 17, 2020, Whole Earth Brands, Inc. (“Whole Earth” or the “Company”) entered into a stock purchase agreement (the “Purchase Agreement”) with WSO Investments, Inc. (the “Target” and together with its subsidiaries “Wholesome”), WSO Holdings, LP (“WSO Partnership”), Edwards Billington and Son, Limited (“EBS”), WSO Holdings, LLC (“WSO LLC,” and together with WSO Partnership and EBS, the “WSO Sellers”), and WSO Partnership, in its capacity as representative for the WSO Sellers. The Target is the direct parent of its wholly-owned subsidiary Wholesome Sweeteners, Incorporated, which was formed to import, market, distribute, and sell organic sugars, unrefined specialty sugars, and related products.

On February 5, 2021, pursuant to the terms of the Purchase Agreement, (i) Whole Earth (acting through its direct wholly-owned subsidiary, Project Taste Intermediate LLC, as its designee) purchased and acquired all of the issued and outstanding shares of capital stock of the Target from the WSO Sellers, for (x) an initial cash purchase price of $180 million (subject to customary post-closing adjustments), plus (y) as more thoroughly described below, up to an additional $55 million (the “Earn-Out Amount”) upon the satisfaction of certain post-closing financial metrics by Wholesome; and (ii) and the Target became an indirect wholly-owned subsidiary of Whole Earth (collectively, the “Transaction”). Subject to the terms and conditions of the Purchase Agreement, and as more thoroughly described therein, payment of the Earn-Out Amount, in whole or in part, is subject to Wholesome achieving certain EBITDA thresholds at or above approximately $30 million during the period beginning August 29, 2020, and ending December 31, 2021. A portion of the Earn-Out Amount (up to $27.5 million) may be paid, at the Company’s election, in freely tradeable, registered shares of Whole Earth common stock. Calculation of the achievement of the Earn-Out Amount is subject to certain adjustments more thoroughly described in the Purchase Agreement. While the Earn-Out Amount, if any, is currently expected to be payable in the first quarter of 2022, the payment could accelerate upon the breach by Whole Earth of certain covenants more thoroughly described in the Purchase Agreement.

The foregoing descriptions of the Transaction, the Purchase Agreement and the other transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2020, and is incorporated herein by reference.

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Credit Agreement

In connection with the closing of the Transaction, on February 5, 2021, the Company and certain of its subsidiaries entered into an amendment and restatement agreement (the “Amendment Agreement”) with Toronto Dominion (Texas) LLC, as administrative agent, and certain lenders signatory thereto, which amended and restated its existing senior secured loan agreement dated as of June 25, 2020 (as amended on September 4, 2020, the “Existing Credit Agreement,” and as further amended by the Amendment Agreement, the “Amended and Restated Credit Agreement”), by and among Toronto Dominion (Texas) LLC, as administrative agent, certain lenders signatory thereto and certain other parties.

The Amended and Restated Credit Agreement provides for senior secured financing consisting of the following credit facilities: (a) a senior secured term loan facility in the aggregate principal amount of $375 million (the “Term Loan Facility”); and (b) a revolving credit facility in an aggregate principal amount of up to $75 million (the “Revolving Facility,” and together with the Term Loan Facility, the “Credit Facilities”).  The Revolving Facility has a $15 million subfacility for the issuance of letters of credit and a $15 million sublimit for swing line loans. The Company used the proceeds under the Term Loan Facility to (i) repay and refinance existing indebtedness of the Target; (ii) pay the cash consideration for the Transaction; (iii) repay and refinance outstanding borrowings under the Existing Credit Agreement; and (iv) pay fees and expenses incurred in connection with the foregoing. The proceeds of the Revolving Facility can be used to finance working capital needs, for general corporate purposes, and for working capital adjustments payable under the Purchase Agreement.

Loans outstanding under the Credit Facilities will accrue interest at a rate per annum equal to (i) with respect to the Revolving Facility and letters of credit, (A) 2.75%, in the case of base rate advances, and (B) 3.75% in the case of LIBOR advances, and (ii) with respect to the Term Loan Facility, (A) 3.50%, in the case of base rate advances, and (B) 4.50% in the case of LIBOR advances, with a LIBOR floor of 1.00% with respect to the Term Loan Facility, and 0.00% with respect to Revolving Facility and letters of credit, and base rate based on the highest of the prime rate, the federal funds rate plus 0.50%, LIBOR for a one-month interest period plus 1.00%, and with respect to the Revolving Facility and letters of credit, 0.00%, or with respect to the Term Loan Facility, 2.0%, and undrawn amounts under the Revolving Facility will accrue a commitment fee at a rate per annum equal to 0. 50% on the average daily undrawn portion of the commitments thereunder.

The obligations under the Credit Facilities are guaranteed by certain direct or indirect wholly-owned domestic subsidiaries of the Company, other than certain excluded subsidiaries, including, but not limited to, immaterial subsidiaries and foreign subsidiaries. The Credit Facilities are secured by substantially all of the personal property of the Company and the guarantor subsidiaries (in each case, subject to certain exclusions and qualifications).

The Credit Facilities require the Company to make certain mandatory prepayments, with (i) 100% of net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of $5 million in any fiscal year, subject to the ability to reinvest such proceeds and certain other exceptions, (ii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the definitive agreements (but excluding debt incurred to refinance the Credit Facilities) and (iii) 50% of “Excess Cash Flow,” as defined in the Amended and Restated Credit Agreement, which is included as an exhibit to this Current Report on Form 8-K, with a reduction to 25% if the total net leverage ratio for the fiscal year is less than or equal to 3.50 to 1.00 but greater than 3.00:1.00, and a reduction to 0% if the total net leverage ratio for the fiscal year is less than or equal to 3.00 to 1.00. The Company also is required to make quarterly amortization payments equal to (i) 0.25% per annum of the original principal amount of the Term Loan Facility (subject to reductions by optional and mandatory prepayments of the loans). The Company may prepay the Credit Facilities at any time without premium or penalty, subject to payment of customary breakage costs.

The Credit Facilities contain financial covenants and a number of traditional negative covenants including negative covenants related to the following subjects: consolidations, mergers, and sales of assets; limitations on the incurrence of certain liens; limitations on certain indebtedness; limitations on the ability to pay dividends; and certain affiliate transactions.

The Credit Facilities also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Credit Facilities are entitled to take various actions, including the acceleration of amounts due under the Credit Facilities and all actions permitted to be taken by a secured creditor.

The foregoing summary of the Amendment Agreement, which includes the Amended and Restated Credit Agreement as an exhibit thereto, is qualified in its entirety by reference to the full text of the Amendment Agreement, which is attached as Exhibit 10.1 and incorporated by reference herein.

Item 2.01	Completion of Acquisition or Disposition of Assets.

The disclosure set forth in the “Introductory Note” above is incorporated into this Item 2.01 by reference, and does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2020, and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.03 by reference.

Item 7.01	Regulation FD Disclosure.

On February 8, 2021, the Company issued a press release announcing the closing of the Transaction. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(a)           Financial statements of business acquired.

As permitted by Item 9.01(a)(3) of Form 8-K, the Company will, if required, file the financial information required by Item 9.01(a)(1) of Form 8-K pursuant to an amendment to this Current Report on Form 8-K not later than seventy-one (71) calendar days after the date that this Current Report on Form 8-K must be filed.

(b)           Pro forma financial information.

As permitted by Item 9.01(b)(2) of Form 8-K, the Company will, if required, file the financial information required by Item 9.01(b)(1) of Form 8-K pursuant to an amendment to this Current Report on Form 8-K not later than seventy-one (71) calendar days after the date that this Current Report on Form 8-K must be filed.

(d)           Exhibits.

Exhibit No.	Description

10.1†#	Amendment and Restatement Agreement dated as of February 5, 2021, by and among Whole Earth Brands, Inc., certain domestic subsidiaries thereto, Toronto-Dominion (Texas) LLC, as administrative agent thereunder, and certain lenders signatory thereto.
99.1	Press Release dated February 8, 2021.

†	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(a)(6).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Whole Earth Brands, Inc.

Dated: February 8, 2021	By:	/s/ Andrew Rusie
	Name:	Andrew Rusie
	Title:	Chief Financial Officer

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